Exhibit 99

TXU ELECTRIC DELIVERY COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
June 30, 2006
(millions of dollars)
Operating revenues:
Affiliated	$1,214
Nonaffiliated	1,232
Total operating revenues	2,446

Operating expenses:
Operation and maintenance	836
Depreciation and amortization	465
Income taxes	165
Taxes other than income	393
Total operating expenses	1,859

Operating income	587

Other income and deductions:
Other income	2
Other deductions	12
Nonoperating income taxes	17

Interest income	58

Interest expense and related charges	273

Net income	$345